Exhibit 4.35

Eris Shipping S.A. (as Borrower)
Paragon Shipping Inc (as Guarantor)
c/o Paragon Shipping Inc
15 Karamanli Avenue
GR 166 73 Voula
Athens, Greece

14 March 2014

Dear Sirs

Re: Secured Loan Facility Agreement Dated 2 July 2010 as amended

Further to our recent discussions, we are pleased to advise you that HSBC BANK plc has approved on 10 February 2014 to amend the subject Agreement, and the Supplemental Agreement dated 30 November 2012 ( including the Letter dated 21 August 2013), subject to execution of appropriate Documentation to Lender’s entire satisfaction noting that Words and  Expressions defined the Agreements shall have the same meanings when used in this Letter, unless otherwise defined or unless the context otherwise requires, as follows:

1)	Margin

The Definition of Margin for the period from 1st January 2014 and for the remainder of the Facility period, three per cent per annum (3%pa)

2)	Financial covenants (13.2)

a)
The ratio of Total Liabilities to EBITDA shall be replaced by the ratio of Total Net Debt to EI3ITDA and shall not exceed 11:1 for year 2014, 9:1 for year 2015 and 2016. and 8:1 for the remainder of the Facility period, except during the period commencing 30 November 2012 and ending lst July 2014. Total Net Debt is defined as the total Debt less any pledged cash in favor of the Lenders or any other restricted cash related to indebtedness

b)	The ratio of EBITDA to Group Interest Expense shall not. be less than 2.5:1 except during the period commencing on 30 November 2012 and ending 1st July 2014.

c)
Market Value Adjusted Net Worth of the group shall not be less than USDIOOM, except during the period commencing on 30 November 2012 and ending 1st January 2014 during which shall not be less than USD50M.

d)
The ratio of Total Liabilities to Value Adjusted Total Assets will he replaced by the ratio of Total Net Debt to Value Adjusted Total Assets which shall not exceed 0,80:I, Total net Debt is defined as the total Debt less any pledged cash in favor of the Lenders or any other restricted cash . related to indebtedness

The above Financial Covenants to be assessed semi-annually subject to other lenders following same practice.

All other terms and conditions .nf the Loan Agreement and the other Finance Documents as the case may be are to remain in full force and effect.

The above is subject to an Arrangement Fee of USD30,000 – payable to the Lender upon signing of the amended Documentation.

Yours faithfully,

/s/ Antonis Lamnidis	/s/ Gerassimos Mendoros
Antonis Lamnidis	Gerassimos Mendoros
Senior Relationship Manager	Head of Shipping Client Management

We agree with the above terms and conditions:

For and on behalf of:	/s/ Maria Stefanou
Eris Shipping S.A.	Maria Stefanou

For and on behalf of:	/s/ Robert Perri
Paragon Shipping Inc.	Robert Perri

/s/ Maria Stefanou
Maria Stefanou